Filed by Fidelity National Information Services, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended,
and deemed filed under Rule 14a-12 of the
Securities Exchange Act of 1934, as amended

Subject Company: Metavante Technologies, Inc.
Commission File No. 001-33747

Forward Looking Statements

The below communications contain statements related to FIS’s and Metavante’s future plans, objectives, performance, events and expectations, including statements about revenue and cost synergies and earnings accretion and, as such, constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to known and unknown events, risks, uncertainties and other factors that, individually or in the aggregate, may cause actual results, performance or achievements of FIS and Metavante to be different from those expressed or implied within this communication. The material risks and uncertainties that could cause actual results to differ materially from current expectations include, without limitation, the following: (i) effect of governmental regulations, including the possibility that there are unexpected delays in obtaining regulatory approvals; (ii) the economy; (iii) competition; (iv) the risk that the merger may fail to achieve beneficial synergies or that it may take longer than expected to do so; (v) the risk of reduction in revenue from the elimination of existing and potential customers due to consolidation in the banking, retail and financial services industries and its impact on the Companies’ customer bases; (vi) failure to adapt to changes in technology or in the marketplace; (vii) the failure to obtain approval of FIS’s and Metavante’s shareholders; (viii) delays associated with integrating the companies, including employees and operations, after the transaction is completed; (ix) actions that may be taken by the competitors, customers and suppliers of FIS or Metavante that may cause the transaction to be delayed or not completed; and (x) other risks detailed from time to time in the Form 10-K and other reports and filings made by FIS and Metavante with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in FIS’s and Metavante’s Form 10-K for the fiscal year ended December 31, 2008. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Additional Information and Where to Find It

In connection with the proposed transactions, FIS and Metavante will file relevant materials with the SEC, including a registration statement on Form S-4 that will include a joint proxy statement of FIS and Metavante that also constitutes a prospectus of FIS. FIS and Metavante will mail the final joint proxy statement/prospectus to their respective shareholders. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about FIS, Metavante and the proposed transactions.

Investors and security holders may obtain these documents (and any other documents filed by FIS or Metavante with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by FIS may be obtained free of charge by directing such request to: Investor Relations, 601 Riverside Drive, Jacksonville, FL 32204, or from FIS’ Investor Relations page on its corporate website at www.fidelityinfoservices.com. The documents filed with the SEC by Metavante may be obtained free of charge by directing such request to: Investor Relations, 4900 West Brown Deer Road, Milwaukee, WI 53223 or from Metavante’s Investor Relations page on its corporate website at www.Metavante.com.

Participants in the Solicitation

FIS, Metavante and their respective executive officers, directors and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Metavante and FIS in favor of the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the executive officers and directors of FIS and their ownership of FIS common stock is set forth in the proxy statement for FIS’s 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2008. Information about the executive officers and directors of Metavante and their ownership of Metavante common stock is set forth in the proxy statement for Metavante’s 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 11, 2008.

Employee Email from CEOs

Subject: An Important Announcement from Lee Kennedy and Frank Martire

Today we are pleased to announce that the boards of directors of Fidelity National Information Services (FIS) and Metavante Technologies, Inc. have approved the FIS acquisition of Metavante. This acquisition positions FIS to offer the industry’s most comprehensive range of core, payment and risk management services to financial institutions and other businesses worldwide.

Both companies are preeminent leaders in our industry. FIS is ranked the number one banking technology provider in the world by American Banker and the research firm Financial Insights in the 2008 FinTech 100 rankings. Headquartered in Jacksonville, Florida, FIS maintains a strong global presence, serving more than 14,000 financial institutions in more than 90 countries. Metavante is based in Milwaukee, Wisconsin and brings a 40-plus year tradition of innovative solutions and client partnerships, serving 8,000 financial services firms and businesses worldwide.

Leadership Team

The following individuals have been named to the new leadership team:

  William Foley, Chairman of the Board
  Lee Kennedy, Executive Vice Chairman of the Board
  Frank Martire, President and Chief Executive Officer (Current Metavante Chairman and CEO)
  Gary Norcross, Chief Operating Officer
  Mike Hayford, Chief Financial Officer (Current Metavante President and COO)
  George Scanlon, EVP, Finance
  Ron Cook, EVP, General Counsel
  Michael Oates, EVP, Human Resources
  Frank Sanchez, EVP, Strategic Development

Announcements about other members of the senior management team are forthcoming.

Strategic Rationale and Benefits

You are probably wondering about the rationale behind FIS’ decision to acquire Metavante. Here are some of the key benefits:

  Scale and Reach – The combined company offers scale advantages, which improves our long-term competitive position. We also gain the ability to leverage FIS’ global reach to sell Metavante products outside North America.
  Product Breadth and Depth – Our combined product and service portfolio will enhance our growth prospects. The increase in core banking relationships expands our cross-sell opportunities, giving us coverage of the top 100 financial institutions. In addition, we become an industry leader in item processing, prepaid card solutions and credit card processing.
  Financial Strength – The acquisition results in more than $5 billion in pro forma 2008 revenue and a high percentage of recurring revenue. We anticipate increased cash flow, which will allow us to fund growth opportunities and to further pay down our debt - very important in this challenging economy.

Both Metavante and FIS are coming to this transaction from a position of strength in the industry and the resulting company will have even greater abilities to serve its clients across all market segments and geographies.

Your Role

Focus on our clients.

Each and every decision we make is with our clients’ best interest in mind. It is very important that we continue to deliver excellent service throughout the integration period and beyond. Assure our customers that the superior service and support provided by each of our companies will continue and then follow through by delivering on our commitment.

Equip yourself with information to clearly communicate about the new company and to market the benefits. To assist you, we have attached a document with talking points, as well as email-ready text that you may use when communicating externally with clients or business partners electronically.

Watch for an announcement about a new intranet site where you can read updates and submit questions.

Until the transaction closes, we remain separate companies, so please do not contact employees of Metavante unless you are specifically requested to do so. Share any client or employee concerns with your manager so an appropriate response can be identified.

Direct any media inquiries to Marcia Danzeisen, SVP, Marketing and Corporate Communications, at 904.854.5083.

Next Steps

The official combination of our two companies is subject to shareholder and regulatory approvals. While this process takes place, business line executives and sales representatives will meet with key clients to communicate the benefits of this union and respond to any questions or concerns. Concurrently, integration teams representing both companies will form to begin the planning process for creating an even stronger resulting organization.

Thank You

In closing, we want to take this opportunity to thank you for your continued dedication and support. We have the best employees in the industry and we are excited about the new opportunities this important step in the evolution of our companies presents.

Lee Kennedy	Frank Martire
FIS President and CEO	Metavante Chairman and CEO

Disclosure: Fidelity and Metavante will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents concerning the proposed transactions. We urge investors to read the joint proxy statement/prospectus and any other documents filed with the SEC in connection with the proposed transactions or incorporated by reference in the joint proxy statement/prospectus, if and when they become available, because they will contain important information. Investors may obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, the documents filed with the SEC by Fidelity may be obtained free of charge from Fidelity’s Investor Relations page on its corporate website at www.fidelityinfoservices.com. The documents filed with the SEC by Metavante may be obtained free of charge from Metavante’s Investor Relations page on its corporate website at www.metavante.com. The directors, executive officers, and certain other members of management and employees of Fidelity and Metavante may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the shareholders of Fidelity and Metavante. Information about the executive officers and directors of Fidelity is set forth in the proxy statement for Fidelity’s 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2008. Information about the executive officers and directors of Metavante is set forth in the proxy statement for Metavante’s 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 11, 2008.

FIS-Metavante Employee E-mail-Ready Content

(Attachment to Employee Email from CEOs)

Overview

The purpose of this document is to provide sanctioned e-mail content for employees to use when responding electronically to general inquiries about the acquisition of Metavante.

_______________________________________________________

Dear [Name],

Fidelity National Information Services (FIS has entered into an agreement to acquire Metavante, a leading provider of banking and payment technologies. Corporate headquarters will remain in Jacksonville, Florida.

Headquartered in Milwaukee, Wisconsin, Metavante has more than 5,900 employees and 8,000 clients. FIS has more than 25,000 employees and 14,000 clients. The combined company will offer the industry’s most comprehensive range of core, payment and risk management services to financial institutions and businesses worldwide.

There are clear advantages to combining FIS and Metavante. Together we will be able to provide an even richer set of financial solutions that we believe represent the very best the industry has to offer. The new company will also have the critical mass, market leadership position and operating efficiencies needed to deliver the highest possible value to our customers.

Combining the companies helps position FIS for future growth and long-term success.

The agreement will need to go through the proper legal filings and shareholder approvals, so we expect to close the transaction in the third quarter of 2009, though there can be no assurances regarding the time of closing.

Close customer relationships built on strong product and service delivery are a hallmark of both companies and will continue to be an area of intense focus through the period prior to completion of the merger and the integration thereafter.

Here is the link to our Web site where you can read the news release: www.fidelityinfoservices.com/fnfis/newsroom/

Please do not hesitate to call on me with any questions regarding the combined company.

TITLE

FIS Employee FAQs

(Attachment to Employee Bulletin about “Talking FIS.”
Also for posting on the new intranet integration site.)

Overview

The purpose of this document is to address employee questions and concerns that may arise as a result of the decision for Fidelity National Information Services (FIS) to acquire Metavante. They will appear on the FIS intranet and will be updated regularly as new questions are submitted to the mailbox.

Why did we do this now?

You are all aware of the current struggles in the world economy and the ongoing consolidation in the industry. FIS has been very fortunate to achieve and sustain a position as a global leader and to continue to grow in spite of the times. As both the banking and financial technology industries continue to consolidate, acquiring Metavante helps position FIS for future growth and long-term success.

Why Metavante?

Metavante is an innovative company with a culture and spirit very similar to FIS. Like FIS, they are financially sound and take care to build close customer relationships. Metavante brings significant expansion of our client base, as well as our product and service suite

What is the history of Metavante? How did they evolve?

Metavante was started in 1964 as the data processing department of Marshall & Ilsley Bank (M&I) in Milwaukee, which wanted to provide data processing to its correspondent banking relationships in the state of Wisconsin. That processing service grew and expanded beyond Wisconsin and the Midwest over the years. The name Metavante was adopted in 2000, as M&I Data Services recognized the opportunity to broaden its national appeal with a less locally based name. Metavante has completed a series of 26 strategic acquisitions since 1998 (19 acquisitions or strategic investments since 2004 - ranging in size from $25 million to $610 million) that helped it develop its payments business and complement its core processing heritage. These acquisitions include Moneyline Express, Travelers Express, Cardpro and ADP Electronic Banking Services, Derivion, Cyberbills, Spectrum, Paytrust, Printing for Systems, Advanced Financial Solutions, Kirchman Corp., NuEdge Systems, NYCE Corporation, Prime Associates, Response Data Corporation, VECTORsgi, AdminiSource, Brasfield Technologies, GHR Systems, LINK2GOV, MBI Benefits, TREEV, VICOR, Valutec Card Solutions, Nomad, BenSoft and CapMed.

Metavante became a public company on Nov. 1, 2007, when it was spun off from M&I; it began trading on the New York Stock Exchange on Nov. 2, 2007, under the “MV” ticker.

What about my job? What is going to happen to me?

As a result of the acquisition, there will be a number of overlapping job functions, which could be eliminated. Integration teams, made up of management members from both companies, are already at work planning the steps necessary to bring our two companies together. Those decisions are never easy but, as a company, we commit to treating all affected employees fairly and professionally.

When will we find out more about how we will be organized and who will be named to senior leadership roles?

Teams from each business line will develop integration plans. As organizational changes are determined, we will announce them. Check the integration site often. It will soon be accessible through the corporate intranet. That’s where we’ll be posting all of the announcements.

How are our clients going to react to this news?

When these types of acquisitions take place, clients care about three things: “Will my service suffer?” “Will I still get to keep my same relationship manager?” and “Will my products still exist when the two companies combine?” It is the job of every FIS employee to ensure that our clients are well taken care of during this transition. All of our clients are receiving personal phone calls or visits from our teams, so they will be reassured. A formal letter will be mailed this week from Lee Kennedy to all of our clients around the world. Our service quality must remain at our traditional high levels throughout the period prior to completion of the merger and the integration thereafter. It is important to remember that it remains “business as usual” and that FIS and Metavante will continue to operate as independent companies pending the close of the transaction.

Who will be the CEO of the company and where will the company be headquartered?

The company headquartered will remain in Jacksonville. Frank Martire, current Chairman and CEO of Metavante, will become the new FIS CEO and will relocate to Jacksonville. Bill Foley will remain Chairman of the Board and Lee Kennedy will assume the position of Executive Vice Chairman of the Board.

What will happen to the FIS stock I own?

There are no changes to your FIS stock as a result of this acquisition.

When do you expect the transaction to close, and how will we work together with Metavante between now and the closing?

Pending shareholder and regulatory approval we anticipate the transaction will close in the third quarter of 2009, though there can be no assurances regarding the timing of closing. While we can plan for our future together, there are strict guidelines regarding how we interact prior to the closing. Your manager can offer you a greater level of detail pertaining to your involvement in the initial integration activities.

Please do not contact Metavante staff during the period before the closing unless you are instructed to do so.

Do you expect office closings?

There will be overlapping functions and facilities as a result of the acquisition. Office locations and employees impacted by the integration will be determined once management has the opportunity to assess the business during the integration period.

Is there a hiring freeze? There are openings in my department. Are these openings on hold as a result of the acquisition? Can I post for jobs in the new expanded company?

For now, we will continue on with business as usual. If we have a business need to fill a vacancy, we will do so. As we get closer to the anticipated closing, we may decide to cancel vacancies where we know that Metavante will have available people to fill that position. Once the companies are combined, employees will be able to post for open positions throughout the new company.

Will our benefits change?

For existing FIS employees, there will be no change to the existing benefit plans prior to the closing. Starting in 2010, we expect to offer a single set of health & welfare plans across the company. The details of those plans have not yet been decided.

Can I continue to buy FIS stock through the Employee Stock Purchase Plan?

Yes, you can continue to participate in the Employee Stock Purchase Plan.

Can we see what Metavante is telling its employees about us?

The communication plan for our transaction announcement was coordinated by the management teams of both companies, so each group of employees is receiving a very consistent message.

How can I get answers to questions that arise during this transition?

Submit questions to the mailbox. New Questions and Answers will appear in the Employee FAQs section of the integration site. It will soon be accessible through the FIS corporate intranet.

If I am an FIS or Metavante shareholder, where do I get more detailed information?

Fidelity and Metavante will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents concerning the proposed transactions. We urge investors to read the joint proxy statement/prospectus and any other documents filed with the SEC in connection with the proposed transactions or incorporated by reference in the joint proxy statement/prospectus, if and when they become available, because they will contain important information. Investors may obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, the documents filed with the SEC by Fidelity may be obtained free of charge from Fidelity’s Investor Relations page on its corporate website at www.fidelityinfoservices.com. The documents filed with the SEC by Metavante may be obtained free of charge from Metavante’s Investor Relations page on its corporate website at www.metavante.com. The directors, executive officers, and certain other members of management and employees of Fidelity and Metavante may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the shareholders of Fidelity and Metavante. Information about the executive officers and directors of Fidelity is set forth in the proxy statement for Fidelity’s 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2008. Information about the executive officers and directors of Metavante is set forth in the proxy statement for Metavante’s 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 11, 2008.